UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CRYSTAL RIVER CAPITAL, INC.
(Name of Issuer)
Common Shares, par value $0.001 per share
(Title of Class of Securities)
229393301
(CUSIP Number)
Three World Financial Center
200 Vesey Street, 10th Floor
New York, NY 10281-1010
(212) 549-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 17, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	229393301	Page	2	of	6

1	NAMES OF REPORTING PERSONS Laurel Canyon Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		1,580,383

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,580,383

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,580,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.34%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00 (Limited Liability Company)

CUSIP No.	229393301	Page	3	of	6

1	NAMES OF REPORTING PERSONS Daniel M. Gottlieb

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,580,383

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,580,383

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,580,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.34%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	229393301	Page	4	of	6

     This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed with the Securities and Exchange Commission with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of Crystal River Capital, Inc., a Maryland corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
     The Schedule 13D was filed on behalf of Laurel Canyon Partners, LLC, a Nevada limited liability company (“LC Partners”), and Daniel M. Gottlieb, the sole member and manager of LC Partners. LC Partners and Mr. Gottlieb are sometimes referred to collectively herein as the “Reporting Persons.”
     This Amendment is being filed to amend Items 4 and 7 of the Schedule 13D as set forth below:

Item 4.	Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended to add the following:
     The Reporting Persons indicated in the Schedule 13D their intention to analyze and consider the alternatives available to maximize the value of their holdings in the Issuer, to discuss with other shareholders and interested parties the proposed merger (the “BAM Merger”) of the Issuer with an affiliate of Brookfield Asset Management, Inc. (“BAM”) and, potentially, to pursue an acquisition of the Issuer. The report by the Issuer on March 17, 2010 of the sale of certain of its assets and other transactions set forth in the Issuer’s Form 8-K filed with the SEC on March 17, 2010 (the “Recent Transactions”), especially in light of the involvement of BAM or its affiliates in the transaction, has caused the Reporting Persons to accelerate their consideration of possible alternatives to the BAM Merger.
     On March 17, 2010, Mr. Gottlieb, on behalf of LC Partners, sent a letter (the “LC Partners Letter”) to the Chairman of the Board of Directors of the Issuer, Rodman L. Drake, stating that LC Partners is prepared to offer to acquire the Issuer in a negotiated all-cash offer merger or other cash transaction at a price of $0.75 per share to the Issuer’s shareholders (the “LC Partners Proposal”).
     The LC Partners Letter states that LC Partners is prepared to enter into a merger agreement to acquire the Issuer based on the same, or substantially the same, representations and warranties from the Issuer as contained in the Merger Agreement among the Issuer, BAM and BAM’s subsidiary, provided that LC Partners and its advisors must be satisfied with the information contained in the “Company Letter” referred to in the Merger Agreement relating to the BAM Merger and that the Recent Transactions are entirely fair to the Issuer and do not detract materially from the value of the Issuer’s remaining business or assets.
     In addition, the LC Partners Letter states that LC Partners wishes not to enter into a standstill agreement with the Issuer, because LC Partners desires to maintain the flexibility to exercise its rights as a shareholder to acquire additional Issuer shares and to communicate with other shareholders who may share LC Partners’ view that the price in the proposed BAM Merger significantly undervalues the Issuer. The LC Partners Letter also requests, as described in more detail in the LC Partners Letter, that the Board of Directors of the Issuer waive or suspend certain limitations on share ownership under the Issuer’s Articles of Amendment and Restatement unrelated to the Issuer’s REIT status in order to permit LC Partners to increase its ownership of Common Stock to up to 15% of the outstanding shares of Common Stock.
     The Reporting Persons believe they and the other shareholders of the Issuer need additional information from the Issuer to fully understand and evaluate the Recent Transactions. In light of this development, LC Partners indicated in the LC Partners Letter that the LC Partners Proposal is conditioned upon the Issuer maintaining the status quo — that is, that the Issuer suspend any pending efforts, and not undertake any new efforts, to sell or dispose of any further assets or rights of the Issuer until the Reporting Persons have had an opportunity to meet with the Board of Directors to seek to negotiate the terms of a merger or other transaction along the lines indicated in the LC Partners Letter.
     LC Partners further asks in the LC Partners Letter to meet with the Board of Directors of the Issuer as soon as possible to discuss the LC Partners Proposal.

CUSIP No.	229393301	Page	5	of	6

     The foregoing description of the LC Partners Letter is a summary only and is qualified in its entirety by reference to the full text of the LC Partners Letter, which is filed as Exhibit 99.2 to this Amendment and is hereby incorporated herein by reference.
     In connection with the activities described above, the Reporting Persons may communicate with, and express their views to, other persons regarding the Issuer, including, without limitation, other shareholders of the Issuer regarding the subject matter of the LC Partners Letter.

Item 7.	Materials to be Filed as Exhibits.
     Item 7 of the Initial 13D is hereby amended and restated in its entirety as follows:
     The following documents are included as exhibits to this Amendment No. 1 to Schedule 13D:
99.1	Joint Filing Agreement among Laurel Canyon Partners, LLC and Daniel M. Gottlieb, dated as of March 4, 2010.

99.2	Letter, dated March 17, 2010, to Rodman L. Drake from Laurel Canyon Partners, LLC.

CUSIP No.	229393301	Page	6	of	6

Signatures
     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 17, 2010

Laurel Canyon Partners, LLC
By:	/s/ Daniel M. Gottlieb
Daniel M. Gottlieb, Manager

/s/ Daniel M. Gottlieb
Daniel M. Gottlieb
In his individual capacity